

November 22, 2011

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

    Re: **U.S. Bancorp**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 28, 2011
                Form 10-Q for the Quarterly Period Ended March 31, 2011
                Filed May 6, 2011
                Form 10-Q for the Quarterly Period Ended June 30, 2011
                Filed August 8, 2011
                Form 10-Q for the Quarterly Period Ended September 30, 2011
                Filed November 4, 2011
                File No. 001-06880

Dear Mr. Davis:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Exhibit 13
Management's Discussion and Analysis
Credit Diversification, page 35

1.   We note your response to prior comment 5 related to your presentation of loan-to-value (LTV) ratios. We continue to question the appropriateness of presenting LTV ratios that are based on current outstanding principal balances but original appraised values as these ratios do not reflect the deterioration in collateral values that have been experienced in recent periods. In your response you state that you do not have updated value information for your entire portfolio in order to calculate a refreshed LTV. However, we are aware that housing price indexes are commonly used in calculating refreshed LTV ratios by others in your industry. If you are unable to reasonably estimate current (or refreshed) LTV ratios for these loans, please either remove this disclosure from your future filings or revise to present the original LTV ratios instead.

Table 19 – Contractual Obligations, page 52

2.   We note your response to prior comment 11. Given that the purpose of the table is to reflect contractual obligations, and the related liquidity effects associated with those obligations, it is still unclear to us why you believe it is appropriate to exclude interest expense on your long-term debt, particularly given the fact that you have no legal right of offset between the contractual interest owned on the related long-term debt and the contractual interest receivable on any invested interest bearing assets.   To the extent you believe your presentation is still appropriate, please revise future filings to disclose the amount of interest expense you have excluded from each column of your table. Additionally, it also appears you are excluding the principal and interest payments for your certificates of deposits. If so, please also revise to include this information in your future filings.

Notes to Consolidated Financial Statements
Note 12. Short-Term Borrowings, page 93

3.   In your response to prior comment 28 you indicate that you will revise your disclosure in future filings to provide the average federal funds purchased rate for each year presented with and without the compensation expense related to corporate card and corporate trust. Please also provide disclosure in your future filings similar to the information that was provided in your response in order to explain why the federal funds purchased rate is being adjusted for these expenses.

Form 10-Q for the fiscal period ended September 30, 2011
Loan Delinquencies, page 11

4.   We note your response to prior comment 8 as well as your proposed disclosure revisions.
        We also note your tabular disclosure on page 13 of delinquent and nonperforming
        consumer lending loans as a percentage of ending loan balances, by channel. Footnote
        (b) to this table states that certain GNMA loans were excluded, but does not quantify the
        amount(s) excluded. Please revise this disclosure in future filings to quantify the amount
        of GNMA loan excluded.

Troubled Debt Restructurings, page 13

5.   We note your disclosure that the adoption of the new TDR guidance in the third quarter
        of 2011 resulted in $1.4 billion of additional loan modifications classified as TDRs.
        Please explain to us the types of modifications that were newly classified as TDRs as a
        result of the adoption of this guidance and your rationale for such classification.

6.   As a related matter, we note your disclosure on page 15 that you continue to make certain
        short-term modifications that you do not consider to be TDRs. Please explain to us how
        you determined that these modifications should not be classified as TDRs considering the
        guidance in ASU 2011-02. To the extent that you have concluded that the modification
        results in a delay in payment that is insignificant, please provide a quantitative analysis
        that considers the factors set forth in ASC 310-40-15-17. Please also revise your future
        filings to provide quantitative information about these modifications similar to what was
        provided in previous filings.

Analysis and Determination of the Allowance for Credit Losses, page 19

7.   We note your response to prior comment 23, including your revised disclosure here
        related to the determination of the allowance for credit losses on loans and lines in a
        junior lien position. Please address the following with respect to those loans in a junior
        lien position for which you do not also hold the first lien:

        •   Tell us and revise your future filings to explain how you take into account the
            lack of available information with respect to the performance of the first lien in
            your determination of your allowance for loan losses.
        •   Tell us and disclose in future filings whether you obtain updated credit bureau
            data, like refreshed FICO scores, for this portfolio and if so, the frequency that the
            information is updated. Describe how you consider this information in your
            allowance for loan losses for your home equity loans that are in the second lien
            position.
        •   Tell us whether you are typically notified by the first lien holder prior to a
            foreclosure action. In situations where you have been notified that the holder of a

superior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing and how and when this information is incorporated into your allowance calculation.

- Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.
- Tell us and disclose in future filings the loss severity typically experienced on a junior lien loan.
- With respect to the loans mentioned above, where lien position data is not readily available please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.
- Include a risk factor or other disclosure in your future filings addressing the risks in these portfolios, including how the lack of available information on the performance of first liens could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks

8.   As a related matter, please address the following with respect to certain statements that were made regarding your home equity portfolio during your October 19, 2011 earnings call:

- During your October 19th earnings call, you indicated that second mortgages where you do not service the first mortgage are underwritten at very conservative levels. Please tell us and revise your disclosure to discuss the steps you perform to manage account strategy when you are not the owner or servicer of the first lien. Specifically address how you were able to conclude that loans you do not originate or service (i.e. the first mortgages) were underwritten at very conservative levels.
- During your October 19th earnings call, you stated that you have an "amazingly high-quality credit portfolio for home equity" loans. However, in your response you state that you do not track the number of home equity line and home equity loan (second mortgage) borrowers who are only paying the minimum amount due on their loans, nor do you have a readily available comparison of default and delinquency status for home equity line and home equity loan (second mortgage) borrowers with a first lien held or serviced by the Company versus those where the first lien is held or serviced by a third party. Please tell us how you were able to assert that your home equity portfolio is of amazingly high-quality credit given that you do not track certain credit metrics for a majority of this portfolio (as 70% of your portfolio at September 30, 2011 were second mortgages where you do not hold or service the first mortgage).
- We also note that during your earnings call, you stated that your second mortgages in "many, many cases" follow your own first mortgage. However, in

> your disclosure here in your Form 10-Q you state that you service the first lien on only 30% of the home equity loans and lines in a junior lien position at September 30, 2011. Please discuss this apparent discrepancy between your assertion in your earnings call and your disclosure in the Form 10-Q.

Liquidity Risk Management, page 23

9.   We note your response to prior comment 10 and your revised disclosures on page 23. In an effort to provide greater transparency around your liquidity position, please consider revising your future filings to provide tabular disclosure of your available sources of liquidity (both on- and off-balance sheet) as of the balance sheet date. Disclosure of average balances during the period may also be helpful.

Note 5. Loans and Allowance for Credit Losses
Credit Quality, page 46

10.   We note your response to prior comment 25. Please confirm that you will include the information provided in your response as part of your discussion of credit quality indicators in your future filings.

Troubled Debt Restructurings, page 49

11.   We note your disclosure on page 51 of loans modified as TDRs within the previous 12-months for which there was a default during the period, by loan portfolio class. Please revise this disclosure in future filings to include a qualitative discussion of how such defaults are factored into the determination of your allowance for credit losses. Refer to ASC 310-10-50-34(b) for guidance.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 28
The Business Line Component, page 35

12.   We note your response to comment 32. We disagree with your conclusion that pretax income targets and results are not material to a fair understanding of NEO compensation since those targets accounted for up 65% of the funding of the bonus pool for some of your NEOs. In order to better evaluate your competitive harm analysis, please identify for us the 41 pretax income targets and results. If you believe you would be providing us with confidential information in order to respond to this comment, you may provide such information under Rule 83. Finally, please provide a draft of the disclosure you propose to include in future filings which will clarify the manner in which your NEO annual bonus compensation amounts are determined.

Richard K. Davis
U.S. Bancorp
November 22, 2011
Page 6

       You may contact Brittany Ebbertt at (202) 551-3572 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel at (202) 551-3578 with any other questions.

       Sincerely,

       /s/ Sebastian Gomez Abero for

       Suzanne Hayes
       Assistant Director